

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 17, 2017

<u>Via E-mail</u>
Mr. Ricardo Rittes de Oliveira Silva
Chief Financial Officer
Ambev S.A.
Rua Dr. Renato Paes de Barros
1017, 3rd floor, 04530-001
São Paulo, SP, Brazil

Re: Ambev S.A.
    Form 20-F for the Year Ended December 31, 2016
    Filed March 22, 2017
    File No. 001-36165

Dear Mr. Rittes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2016</u>

<u>Item15. Controls and Procedures</u>
<u>B. Management's Annual Report on Internal Control Over Financial Reporting, page 143</u>

1. We note the disclosure that your management identified a material weakness in your internal control over financial reporting as of December 31, 2016. Please amend the filing to provide management's conclusion on the effectiveness of your internal control over financial reporting as required by Item 15(b)(3) of Form 20-F. In doing so, please also file updated certifications that refer to the Form 20-F/A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Raj Rajan at (202) 551-3388 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining